

September 22, 2011

<u>Via E-mail</u>
Stephen H. Fraser
President and Chief Executive Officer
Horizon Lines, Inc.
4064 Colony Road
Suite 200
Charlotte, NC 28211

  Re: **Horizon Lines, Inc.**
    Amendments No. 2 and 3 to Registration Statement on Form S-4
    Filed September 19 and 22, 2011
    File No. 333-176520
    Schedule TO-I/A
    Filed September 21, 2011
    File No. 005-81081

Dear Mr. Fraser:

  We have received your amended filings and have the following additional comments.

<u>Schedule TO-I/A</u>

<u>General</u>

1. We note your response to prior comment 1 of our letter dated September 20, 2011. Further clarify supplementally why you believe the tender offer documentation was delivered to noteholders, including noteholders that were not represented by the informal noteholder committee. Clarify, for example, whether all notes are held in book entry form and whether DTC has confirmed that it sent the information to all the participants on its list. Refer also to Rule 13e-4(e)(2) and the instructions thereto.

<u>Amendment No. 2 to Form S-4</u>

<u>What will I receive in the Exchange Offer, page (viii)</u>

2. Please further supplement your disclosure to clarify all the circumstances in which redemption notes could be issued for excess shares in lieu of warrants.

Risk Factors, page 19

3. We note that the company has requested an expedited review of the terms of the warrants by the U.S. Coast Guard and Maritime Administration for purposes of ensuring compliance with the Jones Act. Supplement your risk factor disclosure to disclose that there are no assurances that the U.S. Coast Guard or Maritime Administration will agree that the warrants are not "equity securities". Highlight the consequences of a determination that the warrants constitute equity securities and disclose the possible actions the company would take to address any comments or concerns expressed by the U.S. Coast Guard or Maritime Administration regarding the warrants.

Amendment No. 3 to Form S-4

Exhibit 5.1, Opinion of Counsel

4. We note that one of the guarantors is incorporated in Hawaii. We also note that the opinion is limited to New York and Delaware law. Please revise to have counsel opine on Hawaii law.

5. Please revise to have counsel remove assumptions (iv), (vii), (viii), (ix) and (xi), as they are inappropriate.

6. Please remove the assumptions regarding due authorization in opinions 2 and 3.

7. Please remove the assumptions in subsections (a) and (c) of opinion 4 and subsections (a) and (b) of opinion 5.

Please contact Chanda DeLong at (202) 551-3490, Justin Dobbie at (202) 551-3469 or me at (202) 551-3757 with any questions.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions